UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 0001077997

                            VIS' OPPS MARKETING INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                  Nevada                                         98-0199126
     ------------------------------                         -------------------
     (State or Other Jurisdiction of                         (I.R.S. Employer
     Incorporation or Organization)                         Identification No.)

Suite 39 - 717 18th Avenue
Vancouver, B. C., Canada V3N 1H2                                    V3N 1H2
----------------------------------------                          ----------
(Address of Principal Executive Officer)                          (Zip Code)

                                 (604) 688-3931
                           ---------------------------
                           (ISSUER'S TELEPHONE NUMBER)

Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS

ITEM                                                                        PAGE

                                     PART 1

Item 1   Description of Business                                               3
Item 2   Management's Discussion and Analysis or Plan
                   of Operation                                               13

Item 3   Description of the Registrant's Advertising Concept                  14
Item 4   Security Ownership of Certain Beneficial
                   Ownership and Management                                   14

Item 5   Directors, Executive Officers, Promoters and
                   Control Persons                                            16

Item 6   Executive Compensation                                               17
Item 7   Certain Relationships and Related Transactions                       18
Item 8   Description of Securities                                            18

                                     PART 11

Item 1   Market Price of and Dividends on the Registrant's
                   Common Equity and Other Stockholders Matters               20
Item 2   Legal Proceedings                                                    21
Item 3   Disagreement With Accountants and Financial Disclosure               21
Item 4   Recent Sales of Unregistered Securities                              21
Item 5   Indemnification of Directors and Officers                            22

                                    PART F/S

         Financial Statements                                                 23

                                    PART 111

Item 1   Index to Exhibits                                                    32
Item 2   Description of Exhibits                                              32


                              -------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

Vis' Opps Marketing Inc. (the "Registrant") is filing this Form 10-SB on a voluntary basis:

     (1)  to provide current, public information to the investment community;

     (2)  to expand the availability of secondary  trading  exemptions under the
          Blue  Sky  laws  and  thereby   expand  the  trading   market  in  the
          Registrant's securities, and

     (3)  to  comply  with   prerequisites   for  listing  of  the  Registrant's
          securities on NASDAQ.


ITEM 1.   DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE REGISTRANT

     The Registrant, a Nevada corporation, was incorporated on November 24, 1998. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at Suite 39 - 717 18th Avenue, Vancouver, British Columbia, Canada, V3N 1H2.

     The Registrant is in the development stage and is seeking a quotation on the NASD OTC Bulletin Board. To date it has not made an application to file the required forms with the NASD but upon confirmation that it is a registered company management anticipates filing the necessary information and documents with the NASD.

     The Registrant is developing a new concept in advertising which will allow individual entrepreneurs and small businesses to reach a larger section of the public with the Registrant's advertising concept. The Registrant will operate under the name of Vis's Opps Marketing Inc. for all business transactions but will use the name of "Pick-N-Save" for recognition by its customers. This is more fully described in the narrative in this Form and in the attached Business Plan.

     The Registrant has no revenue to date from the development of its advertising concept, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its advertising concept to a stage where there are adequate advertisers using its concept for their monthly advertising. There is a need to have additional capital to reach the stage where the Registrant has a positive cash flow. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for its advertising concept from the sale of its capital stock or in otherwise raising substantial capital.


PLANNED BUSINESS

     Much of the discussion in this section is "forward looking" as that term is contemplated by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934,
including, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from advertising operations, which are subject to many risks.

All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and the Registrant assumes no obligation to update any such forward-looking statements. The Registrar's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.

     Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

1.   The Registrant's Advertising Concept

a.   The Concept

The concept of the Registrant is a form of advertising affordable to the average self-employed person or small business; although not solely restricted to this section of advertisers. The basic concept is one of advertising through the use of a "dispensary board" system.

The Registrant will attract potential advertisers who are interested in offering a promotional "discount" on their product or service. The advertisers will extend their offer on the coupon - being the equivalent size of a business card. This will allow the person wishing to take advantage of the offer to carry the coupon in their wallet or purse similar to the way one would carry a business card.

The concept comprises two distinctly different component parts.

1. Dispensary board - with dimensions of approximately two and a half feet tall by three feet long. The basic materials in the dispensary board will be wood and plastic with the back part of the board being a plain piece of wood with a frame built on the outside of the back section. The front section will be a rib structure fastened to the back section by hinges allowing it to fall forward when unlocked.

2. Dispensary Boxes - The front frame of the dispensary board will house 22 plastic boxes containing the advertisers' coupons. Each box will be approximately two inches high, two inches deep and three and a half inches wide. These plastic boxes, known hereinafter as "dispensary boxes", have a space at the back allowing the coupons to be inserted. To afford ease of extraction of the coupons by potential customers, there is a sponge inserted on the top of the coupons once they are placed in the dispensary box. This has the effect of causing a downward pressure allowing ease of extraction. The dispensary boxes will have holes drilled in them to allow for them to be screwed onto the front section of the dispensary board and reduce the movement of the boxes.

     The front of the dispensary board will be on a hinge system which allows, when unlocked, the front section to drop down exposing the reverse side of the dispensary boxes. Only when this occurs can the boxes be filled with additional coupons. Through a locking system no one will have access to placing the coupons into the dispensary boxes other than an employee of the Registrant assigned to fill the boxes.

     The face of the dispensary box will have inserted in it a replica of the coupon being offered by the advertiser. A quick glance at the dispensary board will tell the potential customer what products and services are being offered.

     The method of extracting the coupons from a dispensary box is merely to withdraw the coupons from the base of the dispensary box. The customer can extract as many coupons as desired from an individual dispensary box or as many as he or she wishes to from a given dispensary board.

b.   Advantages to Advertisers

The advantages the Registrant's advertising concept offers to its advertisers are as follows:

i. Low Cost - an advertiser will lease a box for CDN$300 for a three month period. This is considerably less than it would cost to advertise in a major newspaper or even a local community newspaper for the same period of time. In fact, the majority of small business or self-employed individuals could not afford to advertise for this length of time in the majority of other advertising media.

ii. Mail Circulation - the cost of mail circulation is often prohibitive to smaller businesses. There is also a social stigma attached to the mail circulation of a business' advertising: the chance to be known as a "mail garage business".

iii. Targeting a Greater Market - the advertiser will be directed to the dispensary board installed in a location where the traffic flow is made up of individuals more acceptable to the advertiser's product and/or service. For example, if the advertiser is wishing to promote a product normally used in the household, the advertiser will be directed by the Registrant to advertise on those dispensary boards located near residential housing. There is no need to place his coupons in an area comprising office buildings or entertainment facilities. Location of the advertiser's coupon is essential to the future development of the Registrant's business.

iv. Limited Competition on Dispensary Board - the Registrant will limit the number of advertisers on each board who are in the same industry thereby allowing for greater exposure to the advertisers on the dispensary board. For example, only two or maybe three advertisers who are in the restaurant business will be allowed to advertise on a given board at any one time. For those business with limited competition, such as suppliers of fresh drinking water, only one such advertiser will be allowed to be displayed on a given dispensary board. The whole objective is to allow the advertiser maximum exposure of his or her product or service without having to have too many competitors on the same dispensary board.

v. Transferability of Advertising - The Registrant will offer the advertiser the opportunity to transfer, on a monthly basis, their advertising coupons to other dispensary boards in order to attract new customers. The maximum number of transfers by one advertiser will be restricted to three based on the three months advertising program. Some advertisers will welcome transferability since their coupons will not become too familiar to potential customers by being on one board and cause a reduction in extractions. The advantage to the Registrant is that they will be able to move similar advertisers from one board to another and allow the boards to be constantly updated with new advertisers. This will give the consumer the opportunity to be exposed to new coupons each month which otherwise might not be the case.

vi. Measurability - the advertiser will have the ability to measure the success of this form of advertising by the number of coupons extracted each month. To ensure the advertiser is fully aware of the extraction of the coupons, management will prepare a monthly report on the number of coupons taken. Nevertheless the advertiser will only be sure as to the usage when a customer submits a coupon to use the discount or the service. At that time he will have physical evidence as to the success of this form of advertising. This fact is important to small businesses who have a limited advertising budget and each dollar spent must produce results.

c.   Dispensary Board Locations

It is essential for the Registrant to select locations for its dispensary board which are deemed to be high traffic areas; highest-visibility, highest-foot traffic and key marketing intercept locations. It is essential that areas be selected that will result in the maximum number of coupons each month being extracted from the dispensary board. Locations, which will prove appealing to the normal advertisers, are as follows:

     i. Shopping malls and supermarkets where the dispensary board can either be installed on a wall or a free standing pedestal built to house the dispensary board;

     ii. Bus, subways and train terminals, where tourists visiting the city require either hotel accommodation or restaurants, are ideal locations for business wishing to attract the tourist industry. In addition, these locations will appear favorable to local residents returning to the city since they will extract certain coupons for restaurants and services which are of interest to them.

     iii. Sports facilities such as ball parks, ice arenas, fitness establishments and football stadiums are noted for heavy traffic areas at particular times. During the intermissions, fans will have time to view the dispensary board and extract whatever coupons they feel are suitable to them.

     iv. Theaters and playhouses are ideally suited for the installation of the Registrant's dispensary boards since patrons often seek restaurants after a performance. The advertisers in these dispensary boards would be businesses located within the immediate area of the facility who will advertise an attractive offer on their coupon to entice the patron to extract and use the coupon after the performance.

     v. Office complexes where lunch and after work pedestrian traffic is high are also ideal locations since businesses located near these complexes will wish to attract new customers.

c.   Advertising Market

     Point of Purchase ("POP") advertising is the fastest growing segment of the advertising industry. While the United States' and Canada's advertising industry is experiencing only minimal growth, Point of Purchase advertising has been expanding at approximately 14% annually since 1985, resulting in record sales of $15,700,000,000 in 1992 and over $17,000,000,000 in 1997.

     The basis of the growth of the POP advertising is its capacity to influence the buying decisions of shoppers after they have obtained an advertising flier or discount coupon and eventually enter the establishment in question. The Point Of Purchase Advertising Institute, Inc. ("POPAI"), the industry's leader, based in Englewood, New Jersey, has determined that average shoppers make the decision for choosing two thirds of their purchases after they have received a flier, discount coupon or have entered into a store itself. Other marketing professionals concur with these findings.

     The Registrant feels that there exists a demand for its form of advertising since the purchasing public is constantly seeking to reduce their overall costs of products or services. With fliers the customer must take the time to review the entire flier and cut the product or service desired from it. This is time consuming. Often the flier is made from inexpensive paper and hence does not have the resilience to last for any great periods of time. The Registrant's concept, as mentioned previously, offers a business card size coupon plasticized for endurance and longevity.

d.   Phases of Development

The Registrant will have three phases of development for its concept:

1.   Phase One

     At this Phase the Registrant will design, develop and test the dispensary board system by building a prototype. In addition, the Registrant will test the advertiser community to determine the response to its system of advertising and communicate with the consuming public to determine what their needs are. All advertising agreements, information letters and other correspondence to the advertisers will be prepared at this stage.

     The cost of this Phase of development is estimated to be approximately $10,000. The majority of the requirements at this stage have virtually been completed.

2.   Phase Two

     The final design of the dispensary board will be done and the molds for the dispensary boxes affixed to the dispensary board will be commissioned.
     Consideration will be given to the type of sales people required and locations for the dispensary boards, both pedestal and affixed to a wall, will be investigated. During this Phase it is anticipated boards will be installed and sales will commence.

     The cost of this Phase of development is determined as outlined below.

                                                                                         ESTIMATED
                                        PROCEDURES                                          COST
                                        ----------                                       ---------
         Development  of the  molds  for  the  dispensary  boxes  affixed  to the
         dispensary board                                                               $    14,000

         Design and development of a wooden dispensary boards - 10 only                       5,000

         Rental of ten board locations (i)                                                   15,000

         Printing of advertiser's  coupons - 220 separate plasticized coupons at
         $50 per set - a set containing 1000 such coupons                                    11,000

         Employ  three  full time  sales  people  for the first  three  months of
         operations   at  the  rate  of  $1,500  per  month  as  a  draw  against
         commissions (ii)                                                                    13,500

         Full time secretary - $2,000 per month for three months                              6,000

         Management's remuneration - $2,500 for each of three months                          7,500

         Miscellaneous - office supplies, stationery, etc.                                    5,000
                                                                                        -----------
            Estimated Cost of Phase 2                                                   $    77,000

                                                                                        ===========

(i) Initially the Registrant expects to pay rent to landlords and managers of commercial sites to allow the dispensary boards to be installed either on a pedestal or affixed to a wall. The rental cost is estimated at $500 per month per location.

(ii) Sales agents will be paid $1,500 per month as a draw against their commissions. It is anticipated that this amount will be substantially reduced as sales are made. The three month charge for the rental of a dispensary box is $300. Sales agents will be paid 20% commission on dispensary box rentals.

     To complete this stage, the Registrant will require additional capital either provided by its directors and officers or by way of lending from a banking institutional or through the issuance of its common stock.

3.   Phase 3

     This Phase will develop the Registrant into a viable concern in the advertising field. Locations will be researched in all areas of the community to give a wide variety to the advertiser.

     There will be an increase in the hiring of sales people in order to seek out new advertisers and maintain existing ones.

     New sales people will be given a draw against commissions as they establish their customer-base. Commissions will be paid at the rate of 20% of the rental cost of a dispensary box. If one advertiser rents more than one dispensary box, either in one or in several locations, the sales person will receive commission on each and every dispensary box rented. This will ensure that the sales people are constantly recommending advertisers to use several locations for greater exposure of their coupons.

     Revenue from existing advertisers should be sufficient to carry operations after several months into this Phase. Nevertheless there will still be expenses which should be budgeted for in the event that circumstances do not proceed as envisioned. The estimated cost for Phase Three is shown below.

                                           PROCEDURES                                       ESTIMATED
                                                                                               COST
                                           ----------                                       ---------
         Manufacturing of an estimated 50 dispensary board at a cost of $500 each          $  25,000

         Cost of dispensary  boxes  estimate to be 22 per  dispensary  board time 50 to
         equal 1,100 at a cost of $2.20 per box                                                2,240

         Pedestal  stands  required for some locations - being 10 at a cost of $100 per
         pedestal stand (i)                                                                    1,000

         Advertising in local newspapers and magazines (ii)                                   10,000

         Miscellaneous expenses                                                               10,000
                                                                                           ---------

         Total estimated funds required for Phase 3                                        $  48,240
                                                                                           =========

(i) Pedestal stands are metal in structure with a dispensary board placed on the metal pipe rising from the pedestal base.

(ii) There will be a need to advertising the Registrant's concept to obtain market recognition. Once this is established there will be no need to use other media sources to advertise. The Registrant plans to try an keep one dispensary box available for its own use at all time. A separate coupon will be contained in this box allowing any interest advertiser to have access to it.

e.   Use of the name of "Pick-N-Save"

     The Registrant will use the name of "Pick-N-Save" on all its dispensary boards. This name defines the process of the Registrant's concept. A potential customer wishing to use the services or acquire a product from one of the advertisers on the dispensary board merely "picks" the desired coupon and upon presentation receives a "saving".

     The Registrant's name Vis' Opps , in contrast to Pick-N-Save, is a shortened form of "visual opportunities". In other words, by viewing the dispensary board the potential customer has an opportunity to realize an opportunity.

     The use of the name Pick-N-Save has been researched through the University of British Columbia's Patscan - a patent search service. No similar names were detected in the United States other than Pick N Save - a retail department store in numerous states offering sales and service. No similar name was found in the advertising area nor in Canada.

f.   Projected cash flow

     The Registrant projects that during the four quarters then ended that the following anticipated revenues and expenses will occur:

                                 1st              2nd             3rd              4th
                               Quarter          Quarter         Quarter          Quarter            TOTAL
                               -------          -------         -------          -------            -----
Revenue                      $   66,000       $  191,400      $  409,200       $  607,200         $1,273,800

Cost of Sales                    58,940           84,720         143,280          197,880            484,820
                             ----------       ----------      ----------       ----------         ----------

Gross Profit                      7,060          106,680         265,920          409,320            788,980

General and
Administration                   47,050           67,600          90,650          117,600            322,900
                             ----------       ----------      ----------       ----------         ----------

Cash Flow                    $  (39,990)      $   39,080      $  175,270       $  291,720         $  466,080
                             ==========       ==========      ==========       ==========         ==========

     For a more detailed analysis of the projected cash flow for the four quarters then ended refer to the attached Business Plan - refer to Exhibit 99(a).


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



g.   Risk Factors

     There are certain inherent risks with the Registrant's concept from the point of view of the Registrant and its shareholders as follows:

i. The availability of the number of other forms of advertising will be a deciding factor in the advertisers' choices of the media they wish to use.

ii. The advertising market is highly fragmented. The market is characterized by hundreds of small, independent media firms in addition to large newspaper and magazine chains. Nevertheless, no single chain in North America has a significant share of the retail market for advertising.

iii. There are no concrete statistics on what forms of advertising will best be suited to the consuming public.

iv. The Registrant might not be able to induce landlords to provide the Registrant with the desirable locations required to increase its sales. The cost to locate the dispensary board in certain locations might be prohibitive since the landlord will require too high a rental charge.

v. The Registrant's current operations are dependent on attracting certain key locations and advertisers to assist in the development of the concept. Any future loss of these locations or advertisers may impact operations.

vi. The only present source of funds available to the Registrant is through the funds contributed by the directors and shareholders. Even if the results of sales through the concept is encouraging, the Registrant may not have sufficient funds to conduct its expansion plans and hence increase its market share of its product. While additional working capital may be generated through the operation, there is no assurance that any such funds will be available. This might impact the availability of locations for the advertisers.

vii. The Registrant has not patented its concept and hence it could be used by other interest parties with no way that the Registrant can protect itself.


OTHER ASSETS

     The Registrant has no other assets other than its advertising concept. At the present time, the Registrant has no intention of developing any other concepts or acquiring any other assets of a different nature until such time as it has developed its advertising concept. Nevertheless, in the future there may be opportunities made available to the Registrant which would enhance it and prove financial rewarding. Such opportunities as these will be reviewed at the time they are presented to the Registrant.

     At the present time the Registrant has no knowledge or has been contract with regards to any other business opportunities.


EMPLOYEES

     As at March 31, 1999, the Registrant did not have any employees either part time or full time.

     The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of sales people who are suitable to sell the Registrant's concept. In addition, there is also a large pool of clerical personnel who could be hired at any time.


COMPETITION

     There are numerous other advertising companies located in North America who offer competing forms of advertising. To the best knowledge of management, there are no other companies offering a coupon dispensary board similar to the Registrants. There are coupon boards located in super markets offering discounts on various products within the store. These boards do not offer any discounts on products or services not located in the store.

     On the ferries in British Columbia, there are display boards offering pamphlets on hotels, restaurants and tourist sites. Very few, if any, of these pamphlets offer a discount to the person taking the pamphlet.

     Nevertheless, management realizes there is a great deal of competition in the advertising industry and the possibilities for the Registrant in obtaining a sizeable market share is limited.


YEAR 2000 COMPUTER PROBLEMS

     The Registrant is engaged in and dependents on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant uses computer software programs and systems that are essential to its business operations. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

     (i) diagnosed and repaired the existing and known Year 2000 problems in its computer software and systems;
     (ii) reviewed the possible contingent liabilities the Registrant may have to third parties as a result of non-compliant systems; and
     (iii)has examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant.

However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.

In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant. In this regard, the Registrant is relying upon the "safe harbor" provided under the Private Securities Litigation Reform Act of 1995 for protection from liabilities in the event such statements are not proven accurate.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS
          OR PLAN OF OPERATION

     The discussion contained in this Item 2 is "forward looking" as that term is contemplated by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from its advertising concept, which are subject to may risks.


PLAN OF OPERATION

     The Registrant has to date concentrated on developing its advertising concept and will do so in the immediate future. Subject to the availability of financing, the Registrant will seek to complete phase 2 and 3 within the current year. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.


LIQUIDITY AND CAPITAL RESOURCES

     As at March 31, 1999, the Registrant had $23,376 of assets, and $2,500 of liabilities, including cash or cash equivalents amounting to $23,376.

     The Registrant has no contractual obligations for either lease premises, employment agreements or work commitments on the its advertising concept and has made no commitments to acquire any asset of any nature.

     Operational and administrative expenses of the Registrant for the first four quarters of operations are shown in the attached Business Plan - refer to
Exhibit 99 (a).

     Management  does  not  believe  the   Registrant's   operations  have  been
materially affected by inflation.


ITEM 3.   DESCRIPTION OF THE REGISTRANT'S ADVERTISING CONCEPT

     As more fully described above, the Registrant has developed an advertising concept that is affordable to the average self-employed entrepreneur and small business. The concept is based on a "dispensary board" method of advertising whereby individuals and businesses are able to place their coupons in a plastic box attached to the dispensary board and have them extracted by interested parties

The Registrant is interested in attracting those entrepreneurs and small businesses that are interested in offering a "discount" or "promotional" offer on their coupon. By offering a discount the purchasing public will be more willing to extract the coupon and try the service or product being offered.


OFFICES

     The Registrant's executive offices are located at Suite 39 - 717 18th Avenue Vancouver, British Columbia, Canada. The office is located in the personal residence of the President of the Registrant. There is no charge to the Registrant for using this office.


OTHER PROPERTY

The Registrant does not own any other property.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of March 31, 1999.

      (1)                          (2)                               (3)                     (4)
     Title                   Name and Address                 Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
     Class                        Owner                       Ownership (1),(2)           Class (2)
     -----                        ------                      -----------------           ---------
Common                    EDISON HO                                4,500,000               43.09%
Shares                    #39 - 717 18TH Avenue
                          Vancouver, B.C.
                          Canada, V3N 1H2

(1) As of March 31, 1999, there were 10,442,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.


SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of March 31, 1999.

      (1)                          (2)                               (3)                     (4)
     Title                   Name and Address                 Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
     Class                        Owner                       Ownership (1),(2)           Class (2)
     -----                        ------                      -----------------           ---------
Common                    EDISON HO                                4,500,000 (3)           43.09%
Shares                    39 - 717 18TH Avenue
                          Vancouver, B.C.
                          Canada, V3N 1H2

Common                    WILLIAM WRIXON                                NIL                  NIL
Shares                    6 - 1535 West 14th Avenue
                          Vancouver, B.C.
                          Canada, V6J 2J1

Common                   SUSAN PELLAND                                  NIL                  NIL
Shares                   205 - 1120 Westwood St.
                         Vancouver, B.C.
                         Canada, V3B 7K8

                     All officers and directors as a               4,500,000               43.09%
                            group (three persons)


(1) As of March 31, 1999, there were 10,442,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Ho is President of the Registrant and a controlling shareholder. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Ho could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table identifies the Registrant's directors and executive officers as of March 31, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                       Term as
                                                                       Director
          Name                           Position Held                 Expires
          ----                           -------------                 -------

       EDISON HO                     President and Director              1999

       WILLIAM WRIXON                Director                            1999

       SUSAN PELLAND                 Secretary and Treasurer             1999

EDISON HO, 36, has experience in administrating and operating various businesses during the last 14 years. He has been employed as the Chief Financial Officer of IntraCoastal Systems Engineering Corporation that has afforded him the advantage of overseeing all financial requirements of the company. Prior to holding this position, Mr. Ho was, in 1997, the Controller for Dexton Computer Corporation and held a similar position in 1992 with Autism Society of British Columbia. This allowed him to have a strong background in every aspect of the daily operations of a company. In 1989 he was the President of Secure Office Systems Inc. prior to being the accountant for Western Basic Ingredients and Assistant Food & Beverage Manager for the BC Institute of Technology SA.

His educational background includes obtaining a degree from the Certified Management Accountants of British Columbia and a diploma in Financial Management from BCIT Institute of British Columbia.

WILLIAM WRIXON, 32, is currently the Manager of Corporate Relations for IntraCoastal Systems Engineering Corporation where he is responsible for communications with shareholders and financial institutions on a daily bases. Prior to holding this position he held a similar position with Paxton Pacific Resource Products Inc. and Westrend Natural Gas. This work experience has provided him with a strong background in communications with shareholders and regulatory authorities. During the early 1990s he was employed as an auditor for the firm of Usher and Vineberg, Chartered Accountants. Prior to this position he was the President of Windstar Promotions.

His educational background relates to economics where he obtained a Bachelor of Arts degree from Dalhousie University. Subsequently he undertook several courses from the Institute of Chartered Accountants.

SUSAN PELLARD, 46, is presently the President of Pelma Holding Ltd., a company specializing in business development and marketing for other companies. Her background has centered around dentistry where in 1979 she obtained a certificate as a Certified Dental Assistant (General) and in 1983 obtained a certificate from the College of Dental Surgeons as a Certified Dental Assistant (Orthodontics). She is currently employed by her husband where she worked as office manager and administrator of his dental practice.

     None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities Act of 1934.

     There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.


ITEM 6.   EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended March 31, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                    SUMMARY COMPENSATION TABLE (1998 - 1999)

                                                                     Long Term Compensation (US Dollars)
                                                                     -----------------------------------
                                         Annual Compensation                       Awards                        Payouts
                                         -------------------                       ------                        -------
             (a)                   (b)            (c)           (e)          (f)          (g)           (h)         (i)
                                                               Other     Restricted                              All other
                                                              annual        stock       Options/       LTIP       compen-
      Name and Princi-                                         Comp.       awards         SAR         payouts      sation
        pal position               Year         Salary          ($)          ($)          (#)           ($)         ($)
        ------------               ----         ------          ---          ---          ---           ---         ---
EDISON HO,                      1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
President

WILLIAM WRIXON                  1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
Director

SUSAN  PELLAND                  1998-1999         -0-           -0-          -0-          -0-           -0-         -0-
Secretary/Treasurer
and Director

     There are no stock options outstanding as at March 31, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.


COMPENSATION OF DIRECTORS

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On February 1, 1999, the Registrant's Board of Directors approved the issuance of 4,500,000 shares of its common stock between Edison Ho, President of the Registrant, in consideration of his services in organizing the Registrant. The terms of this transaction were determined by the Board of Directors at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption form registration provided by
Section 4 (2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, Mr. Ho could sell in a given three month period shares based on 1% of the outstanding stock of the Registrant. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificate registered in the name of Mr. Ho has a legend affixed to it restricting its sale.

     Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement.

     Certain directors of the Registrant are directors, officers, stockholders and/or employees of other companies, and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies. None of the directors or officers are engaged with any other public company.


ITEM 8.   DESCRIPTION OF SECURITIES

     The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at March 31, 1999, 10,442,500 shares were outstanding.


COMMON STOCK

     Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.


OPTIONS OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

     The Registrant's stock is not presently traded or listed on any public market. The Registrant anticipates filling with the NASD Regulators Inc. upon receipt of being a registered company. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board". To date no broker dealer has been approached nor have any offered to make a market in the Registrant's shares.


HOLDERS

     The number of record holders of the Registrant's common stock as at March 31, 1999 was 45 of which 1 is a director. There has been no additional shareholders since March 31, 1999.


DIVIDENDS

     The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

     The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be equity securities that has a market price (as defined) of less than $5.00 per share, subject to certain exemptions. The Registrant's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market.

     Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Registrant's securities, and may adversely affect the ability of holders of the Registrant's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.


FINANCIAL INFORMATION

     The Registrant will furnish annual financial reports to stockholders, certified by its independent auditor, and furnish management prepared unaudited quarterly reports to its shareholders.

TRANSFER AGENT

     The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.


ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.


ITEM 3.   DISAGREEMENT WITH ACCOUNTANTS AND
          FINANCIAL DISCLOSURE

     From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to March 31, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     From inception through to March 31, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)  Subscriptions of 4,500,000 shares by a Director of the Registrant.

     On February 1, 1999 the Board of Directors of the Registrant approved the issuance to its President, Edison Ho, 4,500,000 common shares. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Ho could sell within a three month period shares based on 1% of the outstanding stock in the Registrant. Therefore, these shares can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is a "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii) Subscription for 5,885,000 shares at $0.002 per share

     On February 8, 1999, the Registrant accepted subscriptions from twelve corporate investors in the amount of 5,885,000 shares at a price of $0.002 per share. Rule 504 exemption was claimed for the 5,885,000 shares. Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None of these shareholders are related to the directors or officers or each other. All the shareholders live outside the United States.

(iii) Subscription for 57,500 shares at $0.20 per share

     On February 23, 1999, the Registrant accepted subscriptions from 32 individual shareholders who purchased 57,500 common shares at a price of $0.20 per share. Rule 504 exemption was claimed and Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. All the shareholders subscribing for shares are located outside of the United States and none are US citizens. All shareholders are either friends, relatives or business associates of one or more of the directors.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's Bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

     Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's Bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

     The following financial statements are filed with this Form 10-SB:

                                                                            Page

Report of Independent Certified Public Accountants                            24
Financial Statements of Vis' Opps Marketing Inc.
    Balance Sheet as at March 31, 1999                                        25
    Statement of Operations for the Period from November 24, 1998 (Date
         of Inception) to March 31, 1999                                      26
    Statement of Changes in Stockholders' Equity for the Period from
         November 24, 1998 (Date of Inception) to March 31, 1999 27 Statement of Cash Flows for the Period from November 24, 1998 (Date
         of Inception) to March 31, 1999                                      28

    Notes to Financial Statements                                             29

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants and Business            Salt Lake City, Utah, 84106
Consultants Board                                         Telephone 801-486-0096
Member SEC Practice Section of the AICPA                        Fax 801-486-0098
                                                      E-mail Kandersen @ msn.com


Board of Directors
Vis' Opps Marketing Inc.
Vancouver, B.C., Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Vis' Opps Marketing Inc. (a development stage company) at March 31, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from November 24, 1998 (date of inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vis' Opps Marketing Inc. at March 31, 1999, and the results of operations, and cash flows for the period from November 24, 1998 (date of inception) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                            /s/ "Andersen Andersen & Strong"
April 7, 1999


        A member of ACF International with affiliated offices worldwide

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 1999
================================================================================

ASSETS

CURRENT ASSETS

     Cash                                                        $ 23,376
                                                                 --------

           Total Current Assets                                  $ 23,376
                                                                 ========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                           $  2,500
                                                                 --------

            Total Current Liabilities                               2,500
                                                                 --------

STOCKHOLDERS' EQUITY

Common stock
      200,000,000 shares authorized, at $0.001 par
      value; 10,442,500 shares issued and outstanding              10,443

Capital in excess of par value                                     17,327

Deficit accumulated during the development stage                   (6,894)
                                                                 --------

Total Stockholders' Equity                                         20,876
                                                                 --------

                                                                 $ 23,376
                                                                 ========

   The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
  FOR THE PERIOD FROM NOVEMBER 24, 1998 (DATE OF INCEPTION) TO MARCH 31, 1999

================================================================================

REVENUE                                                         $        --

EXPENSES                                                              6,894
                                                                -----------

NET LOSS                                                        $    (6,894)
                                                                ===========


NET LOSS PER COMMON SHARE

     Basic                                                      $     (.001)
                                                                ===========


AVERAGE OUTSTANDING SHARES

     Basic                                                        5,200,000
                                                                ===========


The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FOR THE PERIOD FROM NOVEMBER 24, 1998 (DATE OF INCEPTION)
                                TO MARCH 31, 1999

================================================================================

                                                                                CAPITAL IN
                                           COMMON STOCK          EXCESS OF           ACCUMULATED
                                                     SHARES         AMOUNT       PAR VALUE           DEFICIT
                                                     ------         ------       ---------           -------
BALANCE NOVEMBER 24, 1998
        (date of inception)                              --      $       --     $       --         $       --

Issuance of common stock for cash
  at $.001 - February 1, 1999                     4,500,000           4,500             --                 --

Issuance of common stock for cash
   at $0.002 - February 28, 1999                  5,885,000           5,885          5,885                 --

Issuance of common stock for cash
    at $.20 - February 23, 1999                      57,500              58         11,442                 --

Net operating loss for the period from
    November 24, 1998 to March 31, 1999                  --              --             --             (6,894)

                                                 ----------      ----------     ----------         ----------

BALANCE MARCH 31, 1999                           10,442,500      $   10,443     $   17,327         $   (6,894)
                                                 ==========      ==========     ==========         ==========









   The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
            FOR THE PERIOD FROM NOVEMBER 24, 1998 (DATE OF INCEPTION)
                              TO FEBRUARY 28, 1999
================================================================================


CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                             $ (6,894)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in current assets and liabilities                            2,500
                                                                     --------

Net Cash From Operations                                               (4,394)

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                            --

CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                          27,770
                                                                     --------

Net Increase in Cash                                                   23,376

Cash at Beginning of Period                                                --

Cash at End of Period                                                $ 23,376
                                                                     ========




   The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
================================================================================

1.   ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on November 24, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

The Company was organized for the purpose of marketing a unique form of advertising affordable to self-employed and other small businesses by the use of "dispensary board" system.

Since its inception the Company has completed two Regulation D offerings of 5,942,500 shares of its capital stock for cash.

The Company is in the development stage.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting, Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

The Company has elected a fiscal year ending October 31 and has not completed an operating period and therefore has not filed any income tax returns.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
================================================================================

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)
================================================================================

3.   RELATED PARTY TRANSACTIONS

Related parties have acquired 43% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.   GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
  NO.
-------

(2)  Charter and By-Laws
     (a) Articles of Incorporation of Vis' Opps Marketing Inc. filed November 23, 1998 (filed herewith, page 34)
     (b)  Bylaws (filed herewith, page 38)

(3)  Instruments Defining Rights of Securities Holders
     (a)  Text of stock certificates for common stock (filed herewith, page 50)

(5)  Voting Trust Agreements
          None

(6)  Material Contracts
     (a)  Not Made in the ordinary course of business
          (i) Transfer Agent and Registrant Agreement between Registrant and Nevada Agency & Trust Co., dated February 1, 1998 (filed herewith, page 51)

(10) Consent of experts and counsel
     (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 55)

(11) Statement re computation of per share earnings
          Not applicable

(16) Letter of change in certifying accountant
          Not applicable

(21) Subsidiaries of the Registrant
          Not applicable

(24) Power of Attorney
          Note

(99) Addition Exhibits
     (a)  Business Plan dated January 1, 1999 (filed herewith, page 56)


ITEM 2.   DESCRIPTIONS OF EXHIBITS


                         [Attached, pages 34 through 98]

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        VIS' OPPS MARKETING INC.
                                                              (Registrant)

                                                        by /s/ Edison Ho
                                                          ----------------------
                                                           Edison Ho, President


                                                        Dated: April 8, 1999